Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, CA 90067-3206

September 16, 2016	Monica J. Shilling Member of the Firm d 310.284.4544 f 310.557.2193 mshilling@proskauer.com www.proskauer.com

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Ganley

Re:                             Ares Capital Corporation Registration Statement on Form N-14 Filed July 20, 2016
(File No. 333-212604)

Dear Mr. Ganley:

In a telephone conversation on August 23, 2016, you provided us with verbal comments on the registration statement on Form N-14 (the “Registration Statement”) filed by Ares Capital Corporation (the “Fund”) on July 20, 2016. We have revised the Registration Statement to respond to the comments you provided during the telephone conversation and today filed Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. We are concurrently filing this letter via EDGAR as a correspondence filing.

Set forth below are the comments of the staff of the Securities and Exchange Commission (the “Staff”) verbally provided by you and immediately below each comment is the response with respect thereto and, where applicable, the first location in the relevant filing of the requested disclosure. Comments described with respect to one section (and the responses thereto) are applicable to other sections of the Registration Statement that contain similar disclosure. Capitalized terms used but not defined herein shall have the meanings set forth in the Registration Statement.

Letter to Ares Capital Stockholders

1.                                      Increase the font size of the letter to at least 10 point font.

The Fund has made the requested revision.

2.                                      In the first paragraph of the letter, simplify the description of the Transactions to remove the technical steps and focus on the end result of the Transactions.

The Fund has made the requested revision on the first page of the letter.

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U.S. Securities and Exchange Commission

September 16, 2016

3.                                      In the second paragraph of the letter, simplify the description of the merger consideration to be received; consider using a table or chart instead of a narrative. Include disclosure explaining what percent of the combined company that Ares Capital stockholders and American Capital stockholders will own following the completion of the Transactions.

The Fund has made the requested revisions on the first page of the letter.

4.                                      In the sixth paragraph of the letter, simplify the disclosure by cross-referencing to disclosure in the proxy for certain of the detail.

The Fund has made the requested revision on the second page of the letter.

5.                                      In the last paragraph of the letter, revise the language to more clearly guide Ares Capital stockholders to the relevant sections of the Registration Statement on which they should focus.

The Fund has made the requested revision on the second page of the letter.

Letter to American Capital Stockholders

6.                                      Increase the font size of the letter to at least 10 point font.

The Fund has made the requested revision.

7.                                      In the first paragraph of the letter, simplify the description of the Transactions to remove the technical steps and focus on the end result of the Transactions.

The Fund has made the requested revision on the first page of the letter.

8.                                      In the second paragraph of the letter, simplify the description of the merger consideration to be received; consider using a table or chart instead of a narrative. Include disclosure explaining what percent of the combined company that Ares Capital stockholders and American Capital stockholders will own following the completion of the Transactions.

The Fund has made the requested revisions on the first page of the letter.

9.                                      In the second bullet included in the fifth paragraph of the letter, include the phrase “golden parachute payments” to describe the compensation payments described and include the estimated aggregate dollar amount of such compensation.

The Fund has made the requested revision on the first page of the letter.

U.S. Securities and Exchange Commission

September 16, 2016

10.                               In the fourth bullet included in the fifth paragraph of the letter, clarify that none of the directors proposed to be elected will continue as a director after completion of the Transactions.

The Fund has made the requested revision on the first page of the letter.

11.                               Add language to the letter clarifying that the merger is expected to be taxable to American Capital stockholders.

The Fund has made the requested revision on the first page of the letter.

12.                               In the last paragraph of the letter, revise the language to more clearly guide American Capital stockholders to the relevant sections of the Registration Statement on which they should focus.

The Fund has made the requested revision on the second page of the letter.

Table of Contents

13.                               Revise to make the table of contents more readable; consider eliminating all upper case as a style in the table of contents.

The Fund has made the requested revision in the table of contents.

14.                               Consider adding a glossary to help readers with certain defined terms given the size of the Registration Statement.

The Fund has made the requested revision on page 1.

15.                               Move the “Comparative Fees and Expenses” section after the “Summary” section and before the “Risk Factors” section.

The Fund has made the requested revision.

Questions and Answers

16.                               Page 4 – General – To the extent applicable, consider condensing disclosure in the Q&A section.  Add cross-references to existing disclosure elsewhere in the Registration Statement, where applicable, to minimize redundancy.

The Fund has made the requested revision in this section, where applicable.

U.S. Securities and Exchange Commission

September 16, 2016

17.                               Page 4 – General –Consider splitting up the Q&A section into separate Q&A sections, one for Ares Capital stockholders and one for American Capital stockholders.

The Fund has addressed this comment by revising certain questions to provide separate answers targeted at Ares Capital stockholders or American Capital stockholders, as applicable.

18.                               Page 4 – “What will happen in the Transactions?” – Add a structure chart explaining the steps of the proposed mergers in your answer to this question. Include descriptions of the relationship of ACAM and IHAM to American Capital and Ares Capital when describing the ACAM/IHAM merger throughout the Registration Statement.

The Fund has made the requested revision on page 5.

19.                               Page 4 – “What will American Capital stockholders receive in the Transactions?” –

Replace the language in the first paragraph of this answer with a table or chart that describes the components of the merger consideration and simplify the disclosure regarding additional consideration to be received upon the declaration of certain dividends by providing examples with numbers.

The Fund has made the requested revisions on page 6.

In the second paragraph of this answer, add disclosure regarding the expected percentage ownership of Ares Capital stockholders and American Capital stockholders in the combined company following the completion of the Transactions.

The Fund has made the requested revisions on page 7.

Replace the language in the third and fourth paragraphs of this answer with a table or chart that shows the market value of the merger consideration and add information regarding the last reported net asset value of Ares Capital and American Capital for the same time periods presented.

The Fund made the requested revisions on page 8.

20.                               Page 6 – “What will happen to American Capital stock options and incentive awards at the effective time?” – Add disclosure quantifying the dollar value being paid to option holders based on appropriate assumptions.

The Fund has revised the disclosure on page 8 to provide the percentage of the total merger consideration that is estimated to be paid to holders of American Capital stock options.

U.S. Securities and Exchange Commission

September 16, 2016

21.                               Page 6 – “Will I receive dividends after completion of the Transactions?” – Revise the disclosure regarding the history of the dividends and distributions paid by Ares Capital and American Capital to refer to the periods presented in the applicable disclosure on pages 335-336.  Remove the second paragraph of this answer regarding the additional compensation receivable upon the declaration of certain dividends from this answer.

The Fund has made the requested revision on page 9.

22.                               Page 7 – “How does Ares Capital’s investment objective and strategy differ from American Capital?” – Replace the existing disclosure in the answer to this question with a side-by-side comparison of Ares Capital’s and American Capital’s investment objectives and strategies and highlight any key differences between the two.

The Fund has made the requested revision on page 11.

23.                               Page 7 – Add a new Q&A to follow “How does Ares Capital’s investment objective and strategy differ from American Capital?” that addresses, by way of a side-by-side comparison, the differences among Ares Capital’s, American Capital’s and, following completion of the Transactions, the combined company’s, total assets, total liabilities, net asset value, asset mix of investments, number of portfolio companies and industrial composition of portfolio.

The Fund has made the requested revision on page 12.

24.                               Page 8 – “How will the combined company be managed following the completion of the Transactions?” – Clarify in the answer to this question that the current directors and officers of American Capital will not be joining Ares Capital after the completion of the Transactions.

The Fund has made the requested revision on page 10.

25.                               Page 8 – “What is expected to happen to annual expenses following the completion of the Transactions?” – Include an estimated time frame in which the combined company expects to achieve cost savings and synergies in the answer to this question.

The Fund has made the requested revision on page 15.

26.                               Page 9 – “Is the merger expected to be taxable to American Capital stockholders?” – Clarify the total percentage of the merger consideration that is expected to be taxable and bifurcate the disclosure for U.S. stockholders and non-U.S. stockholders into separate paragraphs in the answer to this question.

The Fund has made the requested revision on page 18.

27.                               Page 10 – Add disclosure in the answer to “What if the Transactions are not completed?” regarding what will happen to the proceeds of the Mortgage Manager Sale if the Transactions are not completed.

The Fund has made the requested revision on page 19.

U.S. Securities and Exchange Commission

September 16, 2016

28.                               Page 10 – “What Ares Capital stockholder vote is required to approve the issuance of the shares of Ares Capital common stock to be issued pursuant to the merger agreement (including, if applicable, at a price below its then current net asset value per share)?” – Revise the disclosure per comment 46 below.  Condense and simplify the disclosure explaining the vote required to approve the proposal to issue Ares Capital common stock pursuant to the merger agreement.

The Fund has made the requested revision on page 20.

29.                               Pages 12 & 13 – “Did the board of directors of American Capital receive opinions from financial advisors regarding the merger consideration?” and “Did the board of directors of Ares Capital receive opinions from financial advisors regarding the merger consideration?” – Condense the answers to these questions; consider replacing certain disclosure with cross-references to existing disclosure elsewhere in the Registration Statement, where applicable.

The Fund has made the requested revision on page 22.

30.                               Page 17 – Include in the Questions and Answers section a summary of the disclosure on pages 450-451 with respect to base management fees, income based fees and capital gains incentive fees payable to Ares Capital’s external adviser.  Include the graphical representation of the calculation of the income based fee in such disclosure.

The Fund has made the requested revision on page 15.

Summary

31.                               Page 19 – Add a structure chart explaining the steps of the proposed mergers under the heading “American Capital and Ares Capital Propose a Merger of Acquisition Sub into American Capital and a Merger of ACAM into IHAM.”

The Fund has made the requested revision on page 27.

32.                               Page 19 – Add a side-by-side comparison of Ares Capital and American Capital, including performance metrics, under the heading “The Parties to the Transactions.”

The Fund has made the requested revision on page 29.

U.S. Securities and Exchange Commission

September 16, 2016

33.          Page 21 – Add a table or chart describing the components of the merger consideration under the heading “In the Merger, American Capital Stockholders Will Have a Right to Receive 0.483 of a Share of Ares Capital Common Stock and Approximately $10.06 of Cash Consideration per Share of American Capital Common Stock.”

The Fund has made the requested revision on page 31.

34.                               Pages 21-22 – Add disclosure quantifying the dollar value being paid to option holders based on appropriate assumptions.

The Fund has made the requested revision on page 33.

35.                               Pages 22 & 284 – Clarify that the advisory vote on compensation includes “golden parachute” payments to be made in connection with the completion of the Transactions and disclose the aggregate amount of estimated compensation to be approved under such proposal under the heading “Annual Meeting of American Capital Common Stockholders” in the Summary and the section entitled “American Capital Proposal #2: Advisory (Non-Binding Vote on Compensation).”

The Fund has made the requested revisions on page 33.

36.                               Page 23 – Provide charts and/or tables to illustrate the implied value of the merger consideration based on the trading price of Ares Capital common stock as of the day before the public announcement of the entry into the merger agreement and as of a recent date, under the heading “Comparative Market Price of Securities.” Add information for the relevant most recently reported net asset value of such common stock as well.

The Fund has made the requested revisions on page 34.

37.                               Pages 25 & 141 – If accurate, add disclosure that the American Capital board of directors considered the historical performance of American Capital and its ability to make dividend payments in evaluating the Transactions.

The Fund has made the requested revision on page 38.

38.                               Pages 26 & 142 – Revise the bullet point beginning with “the fact that the merger should be taxable to American Capital stockholders . . .” to clarify why no significant difference exists between a taxable and non-taxable transaction.

The Fund has made the requested revision on page 37.

39.                               Page 27 – Describe in plain English what is meant by “fiduciary out” as used in (i) of the first bullet under the paragraph beginning “The Mortgage Manager Sale.”

The Fund has made the requested revision on page 38.

40.                               Page 27 - Define “PIP,” as used in the fifth bullet under the paragraph beginning “Terms of the Merger Agreement.”

The Fund has made the requested revision on page 39.

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September 16, 2016

41.                               Pages 28 & 149 – If accurate, include disclosure that the Ares Capital board of directors considered whether the merger consideration to be paid by Ares Capital represented a discount or premium to American Capital’s net asset value.

The Fund has made the requested revision on page 40.

42.                               Page 29 – If accurate, include information that the Ares Capital board of directors considered the estimated time frame in which the combined company expected to achieve cost savings and synergies in the bullet point beginning with “the fact that the Transactions are expected to result in cost savings . . .”

The Fund has made the requested revision on page 40.

43.                               Pages 31 & 32 – Clarify that the “certain persons related to American Capital” who have interests that may differ from American Capital stockholders are the directors and officers of American Capital.

The Fund has made the requested revision on page 45.

44.                               Page 34 – Revise Proposal #1 to unbundle the proposal into two separate proposals: one as required under the NASDAQ listing rules and the other as required under the Investment Company Act if such issuance will be at a price below net asset value.  Include the estimated amount of dilution resulting from an issuance of Ares Capital common stock at a price below NAV based on the pro forma financial information as of 6/30/16.

The Fund has made the requested revision on page 44.

Comparative Fees and Expenses

45.                               Page 88 – Confirm that the expenses of the Senior Secured Loan Program and the Senior Direct Lending Program are included in the Acquired Funds Fees and Expenses line item of the fee table.  If such expenses are not included, include information about the investment company status of each entity and explain why such expenses are not included.  Please provide us with an analysis explaining why the Senior Secured Loan Program may rely on the exception from the definition of “investment company” set forth in Rule 3a-7 under the Investment Company Act.

Acquired Funds Fees and Expenses

Item 3(a) of Form N-14 requires that the Fund include a table showing the current fees for the Fund, American Capital and pro forma fees, if different, for the Fund after giving effect to the Transactions using the format prescribed in Item 3 of Form N-2.  Item 3 of Form N-2 defines an “Acquired Fund” as “any company in which the Registrant invests or intends to invest (A) that is an investment company or (B) that would be an investment company under section 3(a) of the 1940 Act (15 U.S.C. 80a-3(a)) but for the exceptions to that definition provided for in sections 3(c)(1) and 3(c)(7) of the 1940 Act (15 U.S.C. 80a3(c)(1) and 80a-3(c)(7)).”

U.S. Securities and Exchange Commission

September 16, 2016

The SDLP (as defined below) relies on section 3(c)(7) of the Investment Company Act for its exception from the definition of “investment company.”  Accordingly, the Fund confirms that the expenses of the SDLP are included in the Acquired Funds Fees and Expenses line item of the fee table.

As described in further detail below, the Senior Secured Loan Program (the “SSLP”) is not an “Acquired Fund” because it is exempt from the definition of “investment company” pursuant to Rule 3a-7 promulgated under the Investment Company Act.  The SSLP does not rely on the exceptions set forth in section 3(c)(1) or 3(c)(7) of the Investment Company Act.  Accordingly, the SSLP’s expenses are not included in the Acquired Funds Fees and Expenses line item of the fee table.

Investment Company Status of the SSLP

The SSLP was formed by Allied Capital Corporation (“Allied”) and General Electric Capital Corporation and GE Global Sponsor Finance LLC (collectively, “GE”) in December 2007 to extend “stretch senior” and “unitranche” loans (loans that combine both senior and subordinated debt, generally in a first lien position) to middle-market companies.  In connection therewith, the SSLP issued, in each case pursuant to an indenture (the “Indenture”), senior notes and subordinated certificates to the Fund and GE as well as certain limited liability company interests pursuant to the SSLP limited liability company agreement (the “LLCA”).  The Fund owns 87.5% of the limited liability company interests of the SSLP, which are “stapled” to its 87.5% of the subordinated certificates in the SSLP, and GE owns the remaining amounts of “stapled” subordinated certificates and limited liability company interests.   In addition, GE owns all of the SSLP’s senior notes.

Rule 3a-7 (“Rule 3a-7”) under the Investment Company Act provides an exception from the Investment Company Act definition of investment company for “any issuer who is engaged in the business of purchasing, or otherwise acquiring, and holding eligible assets (and in activities related or incidental thereto) and who does not issue redeemable securities.”  The issuer must issue “fixed-income securities or other securities which entitle their holders to receive payments that depend primarily on the cash flow from eligible assets.”  Rule 3a-7 further specifies eligible purchasers for different classes of the issuer’s securities and when and how the issuer may acquire and dispose of eligible assets.  In addition, unless the issuer issues only certain short-term commercial paper securities, Rule 3a-7 generally requires an issuer to appoint an independent trustee who has certain rights with respect to the eligible assets and obligations to the holders of the fixed income securities of the issuer.  The SSLP’s ability to rely on Rule 3a-7 is discussed below.

In addition, the Fund notes that: (i) the SSLP has no line of credit or other arrangements to borrow from banks or other financial institutions; (ii) the Fund is not liable for any obligations of the SSLP; and (iii) the Fund has not sold or otherwise transferred any of its assets to the SSLP.

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September 16, 2016

The following is a description of how the SSLP meets each of Rule 3a-7’s requirements (as described in more detail below) as well as the provisions of the Indenture, which restrict the SSLP from taking actions that would cause it not to comply with Rule 3a-7.

Rule 3a-7(a)(1) and Rule 3a-7(b) – The SSLP invests only in eligible assets, the cash flow of which funds payments in respect of fixed income and other securities of the SSLP.

Under subsection (a)(1) of Rule 3a-7, an issuer must issue non-redeemable fixed income securities or other securities that entitle their holders to receive payments that depend primarily on the cash flow from eligible assets.

Fixed-Income and Other Securities

The term “fixed-income securities” is defined in subsection (b)(2) of Rule 3a-7 to mean any securities that entitle the holder to receive: (i) a stated principal amount; (ii) interest on a principal amount calculated by reference to a fixed rate or to a standard or formula that does not reference any change in the market value or fair value of eligible assets; (iii) interest on a principal amount calculated by reference to auctions among holders and prospective holders or through remarketing of the security; (iv) an amount equal to specified fixed or variable portions of the interest received on the assets held by the issuer; or (v) any combination of these foregoing amounts.  Substantially all of the payments to which the holders of fixed-income securities are entitled must consist of these foregoing amounts.

The SSLP has two primary classes of outstanding fixed income securities, the senior notes and subordinated certificates.  Both the SSLP’s senior notes and subordinated certificates are fixed-income securities within the meaning of Rule 3a-7 because they entitle the holders to receive interest on a principal amount calculated by reference to a standard or formula that does not reference any change in the market value or fair value of eligible assets.  Under the Indenture, the senior notes and subordinated certificates have stated principal amounts, which the holders are entitled to receive.  Additional amounts calculated in reference to LIBOR (and, in the case of the subordinated certificates, excess cash flow from interest on the SSLP’s eligible assets) are also distributed in respect of the SSLP’s securities.  As a result, the senior notes fall within clauses (i) and (ii) and the subordinated certificates fall within clauses (i), (ii) and (iv) of the definition of “fixed-income securities” set forth above.  Importantly, substantially all of the payments to which the holders of senior notes and subordinated certificates are entitled under the Indenture consist of these foregoing amounts.

In this regard, the Indenture provides for the payment of the stated principal amount of the senior notes at their stated maturity and the payment of all remaining amounts to the subordinated certificates in accordance with the terms of the Indenture as a return of capital thereof or a distribution (once no outstanding capital remains).  In addition, “Senior Note Interest Rate,” which relates to the interest rate payable on the senior notes, is defined in the Indenture by reference to the weighted average LIBOR in effect for the applicable interest period plus the “Base Senior Note Interest Rate Margin,” which in turn is defined by reference to: (i) the average

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outstanding principal amounts of all senior secured term loans made by the SSLP (the “Senior Loans”); and (ii) for each Senior Loan, a margin that is designated with reference to LIBOR.  Furthermore, the holders of the subordinated certificates are entitled to receive (i) interest thereon based on the sum of LIBOR plus a base rate margin (i.e., the “Subordinated Certificate Margin” as defined in the Indenture, which in turn is defined by reference to the average outstanding principal amounts of all Senior Loans) and (ii) excess cash flow on interest proceeds on the eligible assets held by the SSLP.  As a result, the senior notes and subordinated certificates are fixed-income securities for purposes of Rule 3a-7.

The fixed-income securities and other securities of an issuer relying on Rule 3a-7 may not be redeemable.  Under Section 2(a)(32) of the Investment Company Act (“Section 2(a)(32)”), a security is redeemable only if it is redeemable at the option of “the holder, upon its presentation to the issuer, [and] entitles [the holder] to receive approximately his proportionate share of the issuer’s current net assets, or cash equivalent thereof”; a security is not a redeemable security if it is redeemable solely at the option of the issuer.  Under the Indenture, the SSLP’s senior notes are redeemable only at the option of the issuer, and the subordinated certificates may be redeemed at the direction of the majority of the aggregate outstanding amount of the subordinated certificates, but only on any date on or after the date on which all senior notes are retired or redeemed.  Because the senior notes are only redeemable at the option of the issuer, and the redemption of the subordinated certificates depends on the retiring or redemption of the senior notes, the senior notes and subordinated certificates are not redeemable securities under Section 2(a)(32).

Eligible Assets

Subsection (a)(1) of Rule 3a-7 requires that the issuer be engaged in purchasing, or otherwise acquiring, and holding “eligible assets.”  The term “eligible assets” is defined in subsection (b)(1) of Rule 3a-7 as “financial assets, either fixed or revolving, that by their terms convert into cash within a finite time period plus any rights or other assets designed to assure servicing or timely distribution of proceeds to the security holders.”  This definition encompasses any self-liquidating asset which by its terms converts into one or more cash payments within a finite period of time.  Consequently, virtually all assets that produce cash flows of the type that may be statistically analyzed by rating agencies and investors will meet the definition of eligible assets.  Eligible assets also include credit and liquidity arrangements that support the payment of the securities and the underlying assets, and ancillary or incidental assets that are necessary in the course of servicing the underlying assets or to assure the distribution of cash flow and/or proceeds to security holders.

Under the Indenture, the SSLP is generally not permitted to engage in any business or activity other than issuing and selling its senior notes and subordinated certificates and investing in Senior Loans and other collateral in connection therewith.  Under the terms of the Indenture, a “Senior Loan” must, in addition to a number of other requirements, provide for “a fixed amount of principal on scheduled payment dates and/or at maturity and … not by its terms provide for earlier amortization or prepayment at a price of less than par;” and must also provide for “periodic payments of interest thereon in cash at least quarterly.” In addition, the Indenture

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includes a number of provisions designed to assure servicing or timely distribution of proceeds to the holders of the SSLP’s senior notes and subordinated certificates. Finally, the Indenture only permits the SSLP to make Senior Loans that satisfy certain criteria, including: (i) the Senior Loan must be a financial asset, either fixed or revolving, that by its terms converts into cash within a finite time period and (ii) the date of commitment and the date of the funding of the Senior Loan both must occur prior to the end of the investment period agreed to by the parties pursuant to the LLCA.

As a result, Senior Loans are eligible assets as defined in Rule 3a-7 because they are financial assets that by their terms convert into cash within a finite time and include rights designed to assure the servicing or timely distribution of proceeds to the holders of the SSLP’s senior notes and subordinated certificates.

Payments in Respect of Fixed Income Securities

Under subsection (a)(1) of Rule 3a-7, payments to the holders of the fixed-income securities and other securities issued by the issuer must depend primarily on the cash flow from eligible assets.

The SSLP’s revenue, and therefore the payments it makes to the holders of senior notes and subordinated certificates are primarily dependent on the cash flow generated from the Senior Loans held by the SSLP (which are eligible assets), which as of June 30, 2016 consisted of loans to 32 separate borrowers.  As a result, the amounts distributable under the Indenture to holders of senior notes and subordinated certificates meet the requirements of Rule 3a-7.  The SSLP may also receive revenue from fees associated with the Senior Loans, which is consistent with the Staff’s position in Citicorp that commitment fees generated by incidental or related activities are allowable under Rule 3a-7.

As a result, the SSLP satisfies the conditions contained in subsection (a)(1) of Rule 3a-7 because it “issue[d] fixed income securities or other securities that entitle their holders to receive payments that depend primarily on the cash flow from eligible assets.”

Rule 3a-7(a)(2) – The SSLP’s fixed income and other securities have been sold only to “Qualified Institutional Buyers.”

Under subsection (a)(2) of Rule 3a-7, securities sold to the public must be fixed-income securities that are rated, at the time of initial sale, in one of the four highest long-term debt categories or an equivalent short-term category by at least one nationally recognized statistical rating organization.  Fixed-income securities not so rated may only be sold to institutional accredited investors, qualified institutional buyers or QIBs (as defined in Rule 144A of the Securities Act), and to persons involved in the organization or operation of the issuer and their affiliates.  All other securities, such as residual interests, can only be sold to QIBs and to persons involved in the organization or operation of the issuer and their affiliates.

All securities sold by the SSLP have been sold to QIBs.

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Rule 3a-7(a)(3) – The SSLP has acquired and disposed of eligible assets in the manner set forth in such subsection.

Under subsection (a)(3) of Rule 3a-7, an issuer can acquire eligible assets or dispose of eligible assets only if: (i) the eligible assets are acquired or disposed of in accordance with the terms and conditions set forth in the agreements, indentures, or other instruments pursuant to which the issuer’s securities are issued; (ii) the acquisition or disposition of the eligible assets does not result in a downgrading in the rating (if any) of the issuer’s outstanding fixed-income securities; and (iii) the eligible assets are not acquired or disposed of for the primary purpose of recognizing gains or decreasing losses resulting from market value changes.  Issuers are permitted to retain any profits obtained through the disposition of assets, provided the assets were not sold for the primary purpose of obtaining that profit.

The SEC noted in Rule 3a-7’s adopting release that the intent of the subsection was to prevent the underlying asset pool from being “managed” to the same extent as an investment company, while allowing financings to operate without undue impediments.  The release noted that “[t]he paragraph provides virtually all structured financings, including those that require a significant degree of asset acquisitions and dispositions, the flexibility to engage in current practices without raising concerns that they could engage in portfolio management practices resembling those employed by mutual funds.”

The Indenture governs how the assets of the SSLP may be acquired and disposed of.  Specifically, the Indenture provides that the SSLP may only make a Senior Loan to the extent that the making of such Senior Loan satisfies the “Portfolio Acquisition and Sale Requirements.”  Likewise, the Indenture specifies that the SSLP may only sell a Senior Loan if such sale satisfies the Portfolio Acquisition and Sale Requirements.  The term “Portfolio Acquisition and Sale Requirements” is specifically defined so that Senior Loans (i.e., the eligible assets) can only be made, acquired, or disposed of in accordance with the terms and conditions of the Indenture.  In addition, the Portfolio Acquisition and Sale Requirements specifically prohibit a Senior Loan from being made, acquired, or disposed of for the primary purpose of recognizing gains or decreasing losses resulting from market value changes, and that, if any of the senior notes issued by the SSLP are rated, such making, acquisition, or sale of a Senior Loan cannot result in the downgrading of any such rating.

In addition to the Portfolio Acquisition and Sale Requirements, the SSLP may only make a Senior Loan under certain circumstances where no acceleration of the SSLP’s senior notes has occurred as a result of an event of default and where the making of such Senior Loan satisfies certain criteria, including: (i) the Senior Loan must be a financial asset, either fixed or revolving, that by its terms converts into cash within a finite time period and (ii) the date of commitment and the date of the funding of the Senior Loan both must occur prior to the end of the investment period agreed to by the parties pursuant to the LLCA.

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A Senior Loan can be sold pursuant to the Indenture only if such sale satisfies the Portfolio Acquisition and Sale Requirements, as described above.  To date, all repayments of Senior Loans in the SSLP have been as a result of a third party event (i.e., a restructuring, refinancing or change of control of the borrower).  There have been no other dispositions of Senior Loans to date, other than the SSLP’s distribution of its entire Senior Loan investment in Instituto de Banca y Comercio, Inc. to the Fund in October 2015.

Rule 3a-7(a)(4) – A trustee meeting the requirements of Rule 3a-7(a)(4) has been appointed under the Indenture.

Independent Trustee

Subsection (a)(4)(i) of Rule 3a-7 requires the appointment of an independent trustee under an indenture if the issuer issues any securities other than securities exempted from the Securities Act by Section 3(a)(3) of the Securities Act.  In addition, under subsection (a)(4)(i) of Rule 3a-7, the trustee must execute an agreement stating that it will not resign until the issuer has been completely liquidated and the proceeds of the liquidation have been distributed to holders or until a qualifying successor trustee has been designated and has accepted such trusteeship.

State Street Bank and Trust Company (“State Street”) has been appointed as the Trustee under the Indenture and under the terms of the Indenture, State Street has agreed not to resign until a successor trustee has been appointed.  State Street has no affiliation with and is not owned or controlled by the SSLP, the Fund or GE and does not provide credit or credit enhancement to the SSLP.  State Street therefore meets the requirements of subsection (a)(4)(i) of Rule 3a-7.

Trustee’s Perfected Security Interest

Subsection (a)(4)(ii) of Rule 3a-7 further requires that the issuer take reasonable steps for the trustee to have a perfected security interest or ownership interest in the eligible assets.  The granting clauses of the Indenture grant the Trustee all of the SSLP’s right, title and interest in all its property, including all Senior Loans made by the SSLP.  Also, the SSLP is prohibited from making a loan under the Indenture unless the issuer of such loan has granted to the Trustee a first priority perfected security interest (subject to certain exceptions with respect to senior revolving debt, to which the Trustee has a subordinated security interest) in the loan.  The Indenture also describes in detail the mechanisms by which each Senior Loan is to be transferred to the Trustee and by which the Trustee’s security interest will be perfected.

Segregated Cash Flows

Finally, subsection (a)(4)(iii) of Rule 3a-7 provides that the issuer must take actions necessary so that cash flows from the eligible assets are periodically deposited into a segregated account that is maintained or controlled by the trustee consistent with the rating of the outstanding fixed-income securities.  The Indenture requires the Trustee to segregate and hold all money and other property

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payable to or receivable by the Trustee pursuant to the Indenture, and further requires that each of the SSLP’s accounts be established and maintained in a segregated trust account established by the Trustee.  In addition, prior to the initial issuance of the SSLP’s senior notes and subordinated certificates, two single, segregated trust accounts were established in accordance with the terms of the Indenture. The Trustee deposits all collections, including any interest or principal payments, including prepayments, received on the eligible assets, into these accounts.

Conclusion

Given the SSLP’s compliance with the requirements of Rule 3a-7 set forth herein, the Fund respectfully submits that the SSLP falls within such exception from the definition of “investment company.”

American Capital and Ares Capital Proposal #1

46.                               We note that Proposal #1 is seeking stockholder approval to approve the issuance of shares of Ares Capital common stock to be issued pursuant to the merger agreement and that the voting standards to approve such proposal differ for purposes of the NASDAQ listing rules and, if such issuance will be at a price below net asset value, the Investment Company Act. Revise Proposal #1 to unbundle the proposal into two separate proposals: one as required under the NASDAQ listing rules and the other as required under the Investment Company Act if such issuance will be at a price below net asset value.

The Fund has made the requested revisions on page 296.

47.                               Page 117 – Consider moving the detail included in Proposal #1 regarding the Transactions (including the “Background of The Transactions” subsection) to a separate section so that the proposal is reached more quickly in this section.

The Fund has added new sections for each of (i) Ares Capital Proposal #1, (ii) Ares Capital Proposal #2 and (iii) American Capital Proposal #1 on pages 296, 297 and 298, respectively, such that the stock issuance proposals and the adoption of the merger agreement proposal are clearly presented and easily reached once an Ares Capital or American Capital stockholder reads these sections.

American Capital Proposal #2

48.                               Page 284 – Include the golden parachute compensation tables on page 203 to the section entitled “American Capital Proposal #2: Advisory (Non-Binding) Vote on Compensation.” Confirm that the sections cross-referenced in the second paragraph of this section include all relevant sections.

The Fund has made the requested revisions on page 299.

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American Capital Executive Compensation

49.                               Page 317 – Revise the disclosure to clarify or otherwise identify the asset managers referred to as experiencing a “35.4% decline” under the first bullet point beginning with “Stock Performance.”

The Fund has made the requested revisions on page 333.

Business of American Capital

50.                               Page 466 – Clarify what is included in the “Capital Markets” segment of the pie chart illustrating American Capital’s portfolio composition as of March 31, 2016.

The Fund has added the requested disclosure on page 485.

Other Comments

Separately, in a telephone conversation on July 22, 2016, you provided us with verbal comments on the registration statement on Form N-2 (the “Shelf Registration Statement”) filed by the Fund on June 21, 2016. We have revised the Registration Statement to respond to the comments the Staff provided during the telephone conversations that are applicable to both the Shelf Registration Statement and the Registration Statement.

Set forth below are the comments of the Staff to the Shelf Registration Statement, provided verbally by the Staff, that are also applicable to the Registration Statement, and immediately below each comment is the response with respect thereto and, where applicable, the location in the relevant filing of the requested disclosure.

51.                               Page 3 – Senior Direct Lending Program – Please provide an analysis as to whether the Fund will consolidate the joint venture with Varagon Capital Partners and please state whether the Fund’s auditor agrees with the conclusion. Please cite any applicable U.S. GAAP or the Investment Company Act, guidance in your response.

The Fund advises the Staff on a supplemental basis that the Fund has determined that it should not consolidate the joint venture with Varagon Capital Partners, L.P. (“Varagon”), the Senior Direct Lending Program (the “SDLP”), on the Fund’s consolidated financial statements because the Fund does not have a controlling financial interest in the SDLP and the SDLP does not satisfy any of the other criteria under GAAP for consolidation.

Regulation S-X Consolidation Analysis

Rule 3A-02 of Regulation S-X (“Rule 3A-02”) provides support for the Fund’s position not to consolidate the SDLP.  Specifically, the Fund does not have a “controlling financial interest” (as such term is used in Rule 3A-02) in the SDLP by virtue of the SDLP’s governance structure.   Rule 3A-02 generally requires consolidation of entities that are majority owned.  However, the

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rule recognizes that the determination of “majority ownership” requires a careful analysis of the facts and circumstances of the particular relationship among the entities.  Rule 3A-02 states that, “consolidation of a majority owned subsidiary may not result in a fair presentation, because the registrant, in substance, does not have a controlling financial interest.”  The Fund owns 87.5% of the limited liability company interests of the SDLP, which are “stapled” to 87.5% of its subordinated certificates in the SDLP, and Varagon and its clients own the remaining amounts of subordinated certificates and limited liability company interests.  However, these percentages do not have any bearing on the governance of the SDLP or the question of whether the Fund has a controlling financial interest in the SDLP. Said differently, the 87.5% economic interest through the subordinate certificates only provides the Fund the ability to a 50% vote on matters of governance that are most important to the performance of the SDLP.  For instance, as a contractual matter, the SDLP is capitalized as transactions are completed and all portfolio decisions and generally all other decisions in respect of the SDLP are required to be approved by the SDLP’s investment committee (the “SDLP Investment Committee”), which consists of two representatives appointed by Varagon and two representatives appointed by the Fund.  Decisions requiring approval of the SDLP Investment Committee include those relating to all investments in SDLP loans, sales of the SDLP’s loans, substantive changes to existing portfolio investments (including reductions in interest rates or fees, changes in maturity dates or amortization payments, and any other changes that would reasonably be expected to impact the creditworthiness of an investment), consent to the direct or indirect transfers of the senior notes in the SDLP, the subordinated certificates in the SDLP, the limited liability company interests of the SDLP and the securities issued by special-purpose vehicles controlled by Varagon, the approval of substitute members and the target advance rates.

Under certain circumstances (generally where the Fund and Varagon cannot agree), a tie-breaker representative not affiliated with either the Fund or Varagon would be appointed to the SDLP Investment Committee and may be required to cast a tie-breaking vote on certain issues, including a limited number of SDLP governance issues such as initiating or settling certain litigation and initiating bankruptcy proceedings of the SDLP.  As a result, particularly given its inability to act unilaterally to approve portfolio decisions or generally any other actions by the SDLP, the Fund does not have the ability to assert the level of control normally associated with a “controlling financial interest” or majority ownership position in an entity that would ordinarily trigger consolidation under Rule 3A-02.

GAAP Consolidation Analysis

While Regulation S-X is the highest level of authority under GAAP, the Fund further analyzed other guidance under GAAP and concluded that the consolidation analysis for the SDLP under such other guidance is similar to the analysis under Regulation S-X discussed above.  Financial Accounting Standards Board Accounting Standards Codification Section 810-10-25 (“ASC 810”) provides that,

[c]onsolidation is appropriate if a reporting entity has a controlling financial interest in another entity and a specific

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scope exception does not apply (see Section 810-10-15).  The usual condition for a controlling financial interest is ownership of a majority voting interest, but in some circumstances control does not rest with the majority owner.

As discussed above, the Fund does not hold a controlling interest in the SDLP.  Therefore, the SDLP is not subject to consolidation by the Fund under ASC 810.

In conclusion, the Fund does not have a controlling financial interest in the SDLP and the SDLP does not satisfy any of the other criteria under GAAP for consolidation.  In addition, the Fund’s registered independent public accounting firm, KPMG LLP, concurs with the Fund’s conclusions.

52.                               Page F-4 of Shelf Registration Statement – Consolidated Balance Sheet – Control Investments - Confirm for the Staff in correspondence that the Fund performs a quarterly analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied for any unconsolidated subsidiaries.

The Fund confirms to the Staff that it performs (i) an annual analysis as to whether the financial statement and information requirements of Rules 3-09 or 4-08(g) of Regulation S-X are triggered for any of its unconsolidated subsidiaries, and (ii) a quarterly analysis as to whether the financial information requirements of Rule 10-01(b)(1) of Regulation S-X are triggered for any of its unconsolidated subsidiaries.

53.                         Page F-6 of Shelf Registration Statement – Consolidated Schedule of Investments - Does the Fund hold any equity interests in collateralized loan obligations (“CLO’s”)? In future financial statements disclose the expiration dates, if applicable, of any warrants held by the Fund.

The Fund does not hold any equity interests in CLOs, but may hold equity interests in CLOs after the completion of the mergers.

The Fund has included the requested disclosure with respect to applicable expiration dates of warrants held by the Fund in the financial statements included in its most recently filed quarterly report on Form 10-Q and the interim financial statements included in this Registration Statement.  The Fund will also disclose any applicable expiration dates of warrants held by the Fund in future financial statements.

54.                               Page F-69 of Shelf Registration Statement – Notes to Financial Statements – Note 4 – Senior Secured Lending Program – In future financial statements, add disclosure that the financial statements of the SSLP are attached as an exhibit to the Form 10-K.

The Fund has included the requested disclosure in the interim financial statements included in the Registration Statement. The Fund

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will also include disclosure in future financial statements that the financial statements of the SSLP are attached as an exhibit to the Form 10-K, if applicable.

55.                               Page F-83 of Shelf Registration Statement – Notes to Financial Statements – Note 6 – Derivative Instruments - In future financial statements, disclose the counterparty to the foreign currency forward contracts.

The Fund has included the requested disclosure in the financial statements included in its most recently filed quarterly report on Form 10-Q and the interim financial statements included in the Registration Statement. The Fund will also disclose the counterparty to the foreign currency forward contracts in future financial statements, if applicable.

We look forward to discussing with you any additional questions you may have regarding the Registration Statement. Please do not hesitate to call me at (310) 284-4544.

Very truly yours,

/S/ MONICA J. SHILLING

Monica J. Shilling

cc:	Penni Roll, Chief Financial Officer of Ares Capital Corporation
Joshua M. Bloomstein, General Counsel of Ares Capital Corporation
M. Adel Aslani-Far, Latham & Watkins LLP
James C. Gorton, Latham & Watkins LLP
Paul F. Kukish, Latham & Watkins LLP
David J. Goldschmidt, Skadden, Arps, Slate, Meagher & Flom LLP
Michael K. Hoffman, Skadden, Arps, Slate, Meagher & Flom LLP